SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 333-60203
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Abercrombie & Fitch Co.
Savings and Retirement Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Abercrombie & Fitch Co.
6301 Fitch Path
New Albany, Ohio 43054
Index to Exhibit on page 15

REQUIRED INFORMATION
The following financial statements and supplemental schedule for the Abercrombie & Fitch Co. Savings and Retirement Plan are being filed herewith:

Description	Page No.

Index to Financial Statements	3

Audited Financial Statements:

Report of Independent Registered Public Accounting Firm	4

Statements of Net Assets Available for Benefits at December 31, 2005 and 2004	5

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004	6

Notes to Financial Statements	7

Supplemental Schedule:

Schedule of Assets Held at End of Year as of December 31, 2005	13

The following exhibit is being filed herewith:

Exhibit No.

1 Consent of Independent Registered Public Accounting Firm	16
EX-1

Abercrombie & Fitch Co. Savings and Retirement Plan
Report on Audits of Financial Statements as of and for the
Years Ended December 31, 2005 and 2004 and
Supplemental Schedule as of December 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of
Abercrombie & Fitch Co. and the
Benefit Plans Committee of the Abercrombie & Fitch Co.
Savings and Retirement Plan:
     We have audited the accompanying statements of net assets available for benefits of the Abercrombie & Fitch Co. Savings and Retirement Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Ary Roepcke Mulchaey Stevenson, P.C.
Columbus, Ohio
June 26, 2006

Abercrombie & Fitch Co. Savings and Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
ASSETS:
Investments	$44,099,064	$33,123,406
Cash	62,250	36,086
Receivable for contributions:
Employer	5,214,541	4,186,998
Participants	98,496	113,332

Total receivable for contributions	5,313,037	4,300,330

Due from broker	40,998	9,405
Accrued earnings	208	80

NET ASSETS AVAILABLE FOR BENEFITS	$49,515,557	$37,469,307

The accompanying notes are an integral part of these financial statements.

Abercrombie & Fitch Co. Savings and Retirement Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2005 and 2004

	2005	2004
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$1,958,694	$2,272,787
Mutual funds’ earnings	1,102,668	606,445
Common collective trust’s earnings	239,493	—
Interest	37,726	32,819

Total investment income	3,338,581	2,912,051
Contributions:
Employer	7,421,728	5,950,652
Participants	4,188,222	3,206,504
Rollovers	464,677	200,870

Total contributions	12,074,627	9,358,026

Total additions	15,413,208	12,270,077
DEDUCTIONS:
Distributions to participants	3,357,578	2,236,344
Administrative expenses	9,380	8,040
Other	—	287

Total deductions	3,366,958	2,244,671

Net increase	12,046,250	10,025,406
Net assets available for benefits:
Beginning of year	37,469,307	27,443,901

End of year	$49,515,557	$37,469,307

The accompanying notes are an integral part of these financial statements.

Abercrombie & Fitch Co. Savings and Retirement Plan
Notes to Financial Statements
For the Years Ended December 31, 2005 and 2004
(1)	Description of the plan
General

The Abercrombie & Fitch Co. Savings and Retirement Plan (the “Plan”) is a defined contribution plan covering certain employees of Abercrombie & Fitch Co. (the “Employer”). Employees are eligible to participate in the Plan if they are at least 21 years of age and have completed a year of employment with 1,000 or more hours of service.

Effective January 21, 2005, the Artisan Mid Cap and the PIMCO NFJ Small Cap Value Funds were added as investment options. In May, 2005 the name of the PIMCO NFJ Small Cap Value Fund was changed to Allianz NFJ Small Cap Value Fund.

Effective March 1, 2005, the Abercrombie & Fitch Company Stock Fund was frozen as an investment option under the Plan, including exchanges in, contributions, and loan repayments. Participant investment elections remaining at the start of the freeze period were invested in the Fidelity Managed Income Portfolio. In addition, the Fidelity Retirement Money Market Portfolio and Fidelity Mid-Cap Stock Fund were removed as investment options under the Plan. Any assets invested in these options as of March 1, 2005 were liquidated and the proceeds invested in the Fidelity Managed Income Portfolio and Artisan Mid-Cap Stock, respectively.

As of March 28, 2005, the Plan has been amended to reduce the minimum account balance which allows terminated participants to retain their accounts in the Plan from greater than $5,000 to greater than $1,000.

The following description of the Plan provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Employer’s Contribution:

The Employer may provide a discretionary, non-elective employer contribution on behalf of eligible active participants, who completed 1,000 hours of service during the Plan year and who were active on the last day of the Plan year, in an amount equal to 5% of annual compensation up to the Social Security wage base and 8% of annual compensation thereafter.

The annual amount of compensation of each participant that is eligible for consideration under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Internal Revenue Code. The annual compensation limit for the Plan years ended December 31, 2005 and 2004 was $210,000 and $205,000, respectively.

The Employer provides a matching contribution of 100% of the first 3% and 50% of the next 2% of the participant’s voluntary contributions.

Participant’s voluntary contributions:

A participant may elect to make a voluntary tax-deferred contribution of 1% to 50% of his or her annual compensation up to the maximum permitted under Section 402(g) of the Internal Revenue Code adjusted annually ($14,000 for 2005). This voluntary tax-deferred contribution may be limited by Section 401(k) of the Internal Revenue Code.

If a participant will be age 50 or older as of the end of a calendar year, they may elect to make “catch-up contributions” in that year. Catch-up contributions are deferral contributions in excess of the limits discussed above and any other limit prescribed by law. For 2005, catch-up contributions could not exceed $4,000 (this amount will increase yearly in $1,000 increments until 2006) and for 2004, catch-up contributions could not exceed $3,000. These contributions are not entitled to any employer matching contributions.

Rollover contributions are assets transferred to the Plan by participants who receive distributions from other qualified plans. These contributions are not entitled to any employer matching contributions.

Investment Options

Participants direct the investment of both their own and the Employer’s contributions into various investment options offered by the Plan. The Plan currently offers twenty-one mutual funds and a common collective trust as investment options.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of 1) the Employer’s contributions, 2) investment earnings, and 3) administrative expenses. Allocations are based on the participant’s contributions or account balances, as appropriate. A participant is entitled to the benefit that can be provided from the participant’s vested account.

Vesting

Participants are fully and immediately vested for voluntary contributions, rollover contributions and the Employer’s matching contributions made subsequent to January 1, 2003. A summary of vesting percentages in the Employer’s matching contributions made prior to January 1, 2003, and the Employer’s discretionary non-elective contributions are as follows:

Years of Vested Service	Percentage
Less than 1 year	0%
1 year, but less than 2 years	20%
2 years, but less than 3 years	40%
3 years, but less than 4 years	60%
4 years, but less than 5 years	80%
5 years or more	100%
Payment of Benefits

The full value of a participant’s account becomes payable upon retirement, disability or death. Upon termination of employment for any other reason, a participant’s account to the extent vested, becomes payable. Those participants with vested account balances greater than $1,000 ($5,000 prior to March 28, 2005) have the option of leaving their accounts invested in the Plan until age 65. All benefits will be paid as a lump-sum distribution. Those participants holding shares of the Employer’s common stock will have the option of receiving such amounts in whole shares of the Employer’s common stock and cash for any fractional shares. Participants have the option of having their benefit paid directly to an eligible retirement plan specified by the participant.

A participant who is fully vested in his or her account and who has participated in the Plan for at least five years may obtain an in-service withdrawal from his or her account based on the percentage amounts designated by the Plan. A participant may also request a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

Participant Loans

Participants are permitted to borrow from their account the lesser of $50,000 or 50% of the vested balance of their account. All loans become due and payable in full upon a participant’s termination of employment with the employer. The borrowing constitutes a separate earmarked investment of the participant’s account. Interest on the borrowing is based on the customary rate for similar loans within the geographic area in which the Plan is administered.

Amounts allocated to participants withdrawn from the plan

The vested portion of net assets available for benefits allocated to participants withdrawn from the Plan was $272,245 and $105,348 as of December 31, 2005 and 2004, respectively.

Forfeitures

Forfeitures are used to reduce the Employer’s contributions. Forfeitures of $705,515 and $298,634 were used to reduce contributions for the years ended December 31, 2005 and 2004, respectively.

Expenses

Administrative expenses may be paid by the Plan unless the Employer elects to pay such expenses. Substantially all administrative expenses of the Plan for 2005 and 2004 were paid by the Employer except for loan administration fees, which are allocated to the borrowing participant’s account, as well as certain other investment fees.

Brokerage fees, transfer taxes, and other expenses incurred in connection with the investment of the Plan’s assets will be added to the cost of such investments or deducted from the proceeds thereof, as the case may be.

(2)	Summary of accounting policies

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.

Estimates

The Plan prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Risks

The Plan provides for the various investment options as described in Note 1. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Income recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment valuation

Mutual funds are stated at fair value as determined by quoted market price, which represents the net asset value of shares held by the Plan at year end. Common stocks are valued as determined by quoted market price. The common collective trust is valued on a daily basis. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date.

Net appreciation in fair value of investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation in fair value of investments.

Benefit payments

Benefits are recorded when paid.

(3)	Investments

The following table presents balances as of December 31, 2005 and 2004 for the Plan’s investment options. Investments that represent 5 percent or more of the Plan’s net assets are separately identified.

	2005	2004
Investments at fair value as determined by:
Quoted market price:
Common stock:
Abercrombie & Fitch Co., Class A	$1,426,660	$1,200,140
Mutual funds:
Fidelity Spartan U.S. Equity Index Fund	4,600,839	4,279,905
Fidelity Blue Chip Growth Fund	4,333,503	3,955,132
Fidelity Freedom 2020 Fund	3,630,383	2,756,728
Fidelity Diversified International Fund	2,880,639	1,766,015
Fidelity Freedom 2040 Fund	2,649,042	2,084,858
Fidelity Retirement Money Market Fund	120,869	7,232,727
Other	15,431,155	9,259,564

Total mutual funds	33,646,430	31,334,929

Total quoted market price	35,073,090	32,535,069
Estimated fair value:
Participant loans	787,147	588,337
Common collective trust fund:
Fidelity Managed Income Portfolio	8,238,827	—

Total estimated fair value	9,025,974	588,377

Total investments at fair value	$44,099,064	$33,123,406

Net appreciation in the fair value of the Plan’s investments (including investments bought, sold, and held during the year) for the years ended December 31, 2005 and 2004 is set forth below:

	2005	2004
Investments at fair value as determined by:
Quoted market price:
Common stock	$465,816	$627,681
Mutual funds	1,492,878	1,645,106

	$1,958,694	$2,272,787

(4)	Tax status

The Internal Revenue Service has determined and informed the Employer by a letter dated December 6, 2005 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.
(5)	Plan administration

A Committee, the members of which are appointed by the Board of Directors of the Employer, administers the Plan.

(6)	Plan termination

Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue their contributions at any time. The Employer has the right at any time, by action of its Board of Directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

(7)	Parties-in-interest

Fidelity Management Trust Company, trustee of the Plan and its subsidiaries and affiliates, maintain and manage certain investments of the Plan for which the Plan was charged.

The Employer provides certain administrative services to the Plan at no charge. The cost of providing these services and the payment of these costs by the Employer, which is a party-in-interest, constitute exempt party-in-interest transactions under ERISA.

(8)	Reconciliation of financial statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2005	2004
Net assets available for benefits per the financials statements	$49,515,557	$37,469,307
Amounts allocated to withdrawing participants	(272,245)	(105,348)

Net assets available for benefits per Form 5500	$49,243,312	$37,363,959

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

Benefits paid to participants per the financial statements	$3,357,578
Amounts allocated to withdrawing participants:
At December 31, 2005	272,245
At December 31, 2004	(105,348)

Benefits paid to participants per Form 5500	$3,524,475

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefits claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

(9)	Recently Issued Accounting Pronouncements

In December 2005, the Financial Accounting Standards Board issued staff position (“FSP”) No. AAG INV-1 and Statement of Position 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA investment Company Guide and Defined – Contribution Health and Welfare and Pension Plans.” This FSP requires the Plan to value the holdings of benefit responsive investment contracts at fair value. The Plan currently reports this type of investment at contract value. This FSP is effective for financial statement periods ending after December 15, 2006, at which time the Plan will adopt it. The Plan does not expect the adoption of this FSP to have significant effect on the Statement of Net Assets Available for Benefits.

Abercrombie & Fitch Co. Savings and Retirement Plan
EIN #31-1469076 Plan #001
Schedule H — Line 4i
Schedule of Assets Held at End of Year December 31, 2005

(a)	(b)	(c)	(d)	(e)
		Description of
		investment including
		maturity date, rate
		of interest,
	Identity of issuer,	collateral,
	borrower, lessor, or	par or maturity		Current
	similar party	value	Cost **	Value

*	Abercrombie & Fitch Co., Class A	Common stock — 21,888 shares		$1,426,660
*	Fidelity Retirement Money Market Fund	Mutual fund — 120,869 shares		120,869
*	Fidelity Spartan U.S. Equity Index Fund	Mutual fund — 104,186 shares		4,600,839
*	Fidelity Blue Chip Growth Fund	Mutual fund — 100,406 shares		4,333,503
*	Fidelity Freedom 2020 Fund	Mutual fund — 246,797 shares		3,630,383
*	Fidelity Freedom 2040 Fund	Mutual fund — 300,005 shares		2,649,042
*	Fidelity Mid-Cap Stock Fund	Mutual fund — 81 shares		2,165
	PIMCO Total Return Fund	Mutual fund — 214,981 shares		2,257,301
*	Fidelity Diversified International Fund	Mutual fund — 88,526 shares		2,880,639
*	Fidelity Balanced Fund	Mutual fund — 124,424 shares		2,334,189
*	Fidelity Small Cap Independence Fund	Mutual fund — 56,279 shares		1,152,586
*	Fidelity Freedom Income Fund	Mutual fund — 59,499 shares		676,506
*	Fidelity Value Fund	Mutual fund — 27,476 shares		2,084,856
*	Fidelity Contrafund	Mutual fund — 30,831 shares		1,996,614
*	Fidelity Freedom 2010 Fund	Mutual fund — 45,418 shares		638,126
*	Fidelity Equity Income Fund	Mutual fund — 11,513 shares		607,659
*	Fidelity Freedom 2030 Fund	Mutual fund — 28,052 shares		421,348
*	Fidelity Freedom 2025 Fund	Mutual fund — 10,440 shares		124,864
*	Fidelity Freedom 2000 Fund	Mutual fund — 4,358 shares		53,211
*	Fidelity Freedom 2015 Fund	Mutual fund — 352 shares		4,061
*	Fidelity Freedom 2035 Fund	Mutual fund — 4,878 shares		59,658
	Artisan Mid Cap Fund	Mutual fund — 77,822 shares		2,406,260
*	Fidelity Freedom 2005 Fund	Mutual fund — 1,943 shares		21,610
	Allianz NFJ Small Cap Value Fund	Mutual fund — 20,406 shares		590,141
*	Fidelity Managed Income Portfolio	Common collective trust — 8,238,827 units		8,238,827

	Participant Loans	Interest 5.25% — 10.50%	—	787,147

*	Represents a party-in-interest.

**	Cost information omitted — investment is part of an individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.
The accompanying notes are an integral part of this schedule.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN

Date: June 29, 2006	By:	/s/ Kevin Flatley

Kevin Flatley
Vice President Compensation and Benefits
Abercrombie & Fitch Co.

ABERCROMBIE & FITCH CO.
SAVINGS AND RETIREMENT PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2005
INDEX TO EXHIBIT

Exhibit No.	Description	Page No.
1	Consent of Independent Registered Public Accounting Firm	16